Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No.: 001-40457

Date: February 28, 2023

On February 28, 2023 PSQ Holdings Inc. which is party to a previously disclosed Merger Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp. among other parties, through its social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

INSTAGRAM

On February 28, 2023, PSQ Holdings Inc. sent the following Instagram posts/stories under the Instagram handle @officialpublicsq (https://www.instagram.com/officialpublicsq/)

FACEBOOK

On February 28, 2023, PSQ Holdings Inc. sent the following Facebook posts under the Facebook PublicSq. (https://www.facebook.com/officialpublicsq)

LINKEDIN

On February 28, 2023, PSQ Holdings Inc. sent the following LinkedIn posts under the LinkedIn account PublicSq. (https://www.linkedin.com/company/officialpublicsq)

TWITTER

On February 28, 2023, PSQ Holdings Inc. sent the following Tweets under the Twitter handle @officialpsq (https://twitter.com/officialpsq)

Email to all users

PublicSq.

Shopping your values just got a whole lot better.

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Seven Weeks Coffee
Mainely Coffee

Hello PublicSq. Community,

We have some very exciting news for you…

If you haven't heard already, PublicSq. is going PUBLIC!

The need for the parallel economy has never been more clear and we're grateful to be providing a solution that helps patriotic consumers like you shop your values so that you can positively change the country with the power of your wallet.

Check out the press release below that will tell you everything you need to know.

"PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)"
https://www.businesswire.com/news/home/20230227005661/en/PublicSq.-a-Leading-Values-Aligned-Marketplace-to-Go-Public-via-Combination-with-Colombier-Acquisition-Corp.-NYSE-CLBR"

The inspiration for us to go public is rooted in a desire to be a company by the people, for the people, and owned by 'We The People'. We're excited for the road ahead and we're glad you're on the journey with us.

Onward and upward,

Michael Seifert
CEO & Founder
PublicSq.

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